SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2016

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on September 30, 2016 and seeks the attendance of its shareholders.

The following is an English translation of summary of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Cho, Hwan-Eik, President and Chief Executive Officer (“CEO”) of KEPCO

We hereby call fiscal year 2016 EGM pursuant to Article 18 of the Articles of Incorporation of KEPCO as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Code, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: October 24, 2016 / 2:00 p.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217

                  Korea Electric Power Corporation

3.	Items to be reported: Audit report

4.	Agenda for shareholder approval:

1) Election of a Non-standing Director and Member of the Audit Committee

Candidate	Biographic Details
Kim, Ju-Suen

•    Date of Birth: March 5, 1961

•    Current Position: Representative of Kim, Ju-Suen Law Office

•    Previous Positions:

•    Consultant for National Forest Business Management of Eastern Regional Office of Korea Forest Service

•    Chief Public Prosecutor of Cheonan Branch of Daejeon District Public Prosecutors’ Office in Korea

•    Education: B.A and M.A in law from Dankook University

2) Amendment to the Articles of Incorporation of KEPCO

(a) Table of proposed amendments

Current provision	Proposed amendment	Rationale

Article 28-3 (Administration Agreement with President)

(5) The President may execute performance agreements with Standing Directors (other than the Standing Director who is a member of the audit committee) and executive directors, and may review the performance records. If the performance records are low based on the review, the President may dismiss such Standing Directors and executive directors.

Article 28-3 (Administration Agreement with President)

(5) The President may execute performance agreements with Standing Directors (other than the Standing Director who is a member of the audit committee) ~~and executive directors,~~ and may review the performance records. If the performance records are low based on the review, the President may dismiss such Standing Directors and ~~executive directors.~~

The system of executive directors has not been used since 2003.

Article 29 (Appointment and Dismissal of Employees) (3) The executive directors described in Article 30 shall be appointed from among the employees of the Corporation.	Article 29 (Appointment and Dismissal of Employees) (3) (Deletion)

Article 30 (Executive Directors)

(1) For efficient management, the Corporation may have not more than four (4) executive directors appointed among first raked officers.

(2) The term of office of the executive directors shall be one (1) year and may be reappointed. However, if any of the following events occur, an executive director may be dismissed before the expiry of the term of office:

1. The executive director is unable to perform his duties for at least six (6) months due to physical or mental disability;

2. The management results of the executive director’s responsible area are extremely poor due to his serious lack of ability to perform duties; and

3. As a result of the reformation of the organization, the office of the executive director is abolished, or the actual number of such executive director exceeds the total number of the executive directors specified for such office.

(3) The title of the executive directors shall be any of the Heads of Business Organization or the Chiefs of special task forces. The age limit for service of the executive officer shall be sixty-one (61) years old.

(4) The sharing of responsibilities of the executive directors shall be determined by the President.

Article 30 (Executive Directors) (Deletion)
ADDENDUM The Articles of Incorporation shall be implemented on and after the promulgation date.

5.	Pursuant to Article 368-4 (1) of the Commercial Code, we have determined that shareholders may exercise absentee votes by electronic means for the EGM (except that foreign shareholders may not exercise votes by absentee votes by electronic means).

•	Link: http://evote.ksd.or.kr (Korea Securities Depository Electronic Voting System (K-evote))

•	Exercise period: October 14, 2016 / 9:00 a.m. through October 23, 2016 / 5:00 p.m. (Seoul Time)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo

Name:	Kim, Jong-soo
Title:	Vice President

Date: October 4, 2016